Exhibit 23.1 Consent of Independent Registered Public Accounting Firm We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and their Affiliates of our reports (a) dated March 1, 2021, with respect to the consolidated financial statements and schedule of BGC Partners, Inc. and the effectiveness of internal control over financial reporting of BGC Partners, Inc. included in its Annual Report (Form 10-K) and (b) dated June 25, 2021, with respect to the financial statements and schedules of the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and their Affiliates included in the Plan's Annual Report (Form 11-K), both for the year ended December 31, 2020, filed with the Securities and Exchange Commission. /s/ Ernst & Young LLP New York, New York September 2, 2021